June 15, 2010

Via EDGAR and FedEx

Mr. Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Sequenom, Inc.

Form 10-K for Year Ended December 31, 2009

Filed March 16, 2010

File No. 0-29101

Ladies and Gentlemen:

On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated May 27, 2010 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010 (the “Form 10-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 1

Molecular Diagnostics and SEQureDx™ Technology, page 2

1.	We understand from your disclosure and other sources that in April 2009 you announced that the expected launch of your test for Trisomy 21 based on mRNA had been delayed and that you were no longer relying on your previously announced test data and results. We also understand that at that time you switched from pursuing a Trisomy 21 test based on mRNA to one based on DNA. If so, and with a view towards revised disclosure in future filings, please tell us why you switched from an mRNA based test to a DNA based test. Please tell us about the advantages and disadvantages of a DNA based test as compared to the mRNA based test that you were pursuing up until April 2009.

Mr. Ruairi Regan

June 15, 2010

Page Two

Response:

Prior to April 2009, the Company had announced that it was pursuing both an RNA approach and a DNA approach, and had not announced upon which approach its test for Trisomy 21 then under development would be based. After the Company’s April 2009 announcement, it continued to explore alternatives for a test based on both approaches, and it was not until March 2010 that the Company announced that it had decided to focus on a DNA-based test.

An RNA-based assay was one of the early prototype assays that the Company’s scientific collaborator Dr. Dennis Lo of Chinese Hong Kong University and his colleagues had developed. The RNA-based test utilized single nucleotide polymorphisms, or SNPs. Given the Company’s long history and expertise in developing SNP-based assays in research settings, the assessment of an RNA SNP assay was a natural starting point. The Company believed an assay based on SNPs could also be well suited for the Company’s proprietary MassARRAY platform and potentially provide competitive advantages for the Company.

RNA is inherently much less stable than DNA, and significant technical efforts must be made by the Company to preserve RNA in blood samples if it is to be used as the analyte in an assay. While preservation of RNA integrity in a research laboratory is feasible, for a commercial diagnostic test, the steps necessary to preserve RNA integrity during processing and transport to test laboratories pose logistical and potentially other challenges and greatly increase sample shipping costs. A key aspect of the RNA approach was to work with fetally expressed genes. Dr. Lo worked with a single SNP in a fetally expressed gene to detect Trisomy 21 in clinical samples collected in Hong Kong. A challenge with any SNP-based assay is that numerous SNPs are required to develop a test that would have broad utility across the majority of ethnicities.

The Company has also been working to develop a commercial test for Trisomy 21 using several DNA-based prototype assay methods. DNA is much more stable than RNA, and several of the DNA-based methods offer approaches that could lead to the development of an assay that the Company believes would be useful across a wide range of genetic backgrounds. While some of the DNA-based approaches could be run on the Company’s MassARRAY platform, with technological advances and projected instrument and reagent costs of other platforms such as massively parallel sequencing coming down rapidly, the Company believes that a test on a massively parallel sequencing platform is commercially feasible and potentially attractive compared to other methods.

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission accordingly.

2.	Please tell us and in your future filings please disclose why you are no longer relying on your previously announced research and development test data.

Mr. Ruairi Regan

June 15, 2010

Page Three

Response:

On April 29, 2009, the Company announced that as a result of mishandling of laboratory data, a special committee was being created and that “the company is no longer relying on the previously announced R&D test data and results.” On September 28, 2009, after the special committee completed its investigation, the Company announced that “[b]ased on the special committee’s work and recommendations, the independent members of the company’s board of directors have concluded that as a result of the company’s attempted transition from researching potential molecular diagnostic tests to developing and commercializing those tests, the company failed to put in place adequate protocols and controls for the conduct of studies in the Trisomy 21 program at the company,” “[c]ertain of the company’s employees also failed to provide adequate supervision,” “[i]n the absence of such protocols, controls and supervision, the test data and results in the company’s Trisomy 21 program included inadequately substantiated claims, inconsistencies and errors,” and that “[d]ue to deficiencies in the company’s disclosure controls and procedures, in a number of instances such test data and results were reported to the public in the company’s press releases and other public statements.” At that time, the Company reiterated that it was “no longer relying on, and the public should no longer rely on, any of the previously announced test data and results for the company’s noninvasive prenatal test for Trisomy 21,” and further informed the public that it did not know when, if ever, its Trisomy 21 program would re-commence. The special committee made its determinations after having conducted an exhaustive investigation with the assistance of highly-regarded independent counsel.

In certain of the Company’s subsequent filings with the Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the latest Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2010, filed with the Commission on May 7, 2010, the Company has restated these facts. In such most recent Quarterly Report on Form 10-Q, the Company specifically stated the following: “On April 29, 2009, we announced that the expected launch of our noninvasive prenatal test for Trisomy 21 had been delayed and that we were no longer relying on our previously announced test data and results for that test. We also announced that our board of directors had formed a special committee of independent directors to oversee an independent investigation and that the committee had engaged independent counsel to assist the committee in the conduct of the investigation. The investigation was completed in September 2009. Based on the special committee’s work and recommendations, the independent members of our board of directors concluded that as a result of our attempted transition from researching potential molecular diagnostic tests to developing and commercializing those tests, we failed to put in place adequate protocols and controls for the conduct of studies in the Trisomy 21 program at our company. Certain employees also failed to provide adequate supervision. In the absence of such protocols, controls and supervision, the test data and results in our Trisomy 21 program included inadequately substantiated claims, inconsistencies and errors. Due to deficiencies in our disclosure controls and procedures, in a number of instances such test data and results were reported to the public in our press releases and other public statements.” The Company will repeat this disclosure in its future filings.

Mr. Ruairi Regan

June 15, 2010

Page Four

3.	We understand from your current disclosure that you are developing your Trisomy 21 test based on DNA sequencing. Given your current disclosure that you are using circulating cell-free fetal (ccff) nucleic acid based assay technology, it is unclear from your current disclosure how your DNA test would detect aneuploidies since you are studying cell-free nucleic acid. With a view towards revised disclosure in future filings, please tell us what your technology currently involves. If it involves the study of ratios of detected fetal chromosomes, please tell us of the advantages and disadvantages of this approach over the mRNA tests in terms of reliability, sensitivity, cost, intellectual property, etc. If you have any publications or proof-of-concept papers regarding your development of a DNA based test, please include them with your response. Please note in this regard that we are not looking for detailed, confidential or proprietary information; what we are looking for is information that would provide sufficient disclosure so that your investors would have an adequate understanding of the diagnostic tests that you are trying to develop for aneuploidies.

Response:

In December 2008 Dr. Lo, and in October 2008 an independent group at Stanford University, published separate papers in The Proceedings of the National Academy of Sciences (US) demonstrating the feasibility of using next-generation DNA sequencing platforms to detect Trisomy 21 and other aneuploidies from ccff DNA in blood samples from pregnant mothers. Dr. Lo’s data, a subsequent publication by Dr. Lo, and technological advancement and reduced costs for sequencing encouraged the Company to accelerate a development and commercial assessment of this approach. At a scientific meeting in November 2009 called “CNAPS-VI Hong Kong, 6th International Conference on Circulating Nucleic Acids in Plasma and Serum,” Dr. Lo presented data from a study of a DNA sequencing approach utilizing ccff DNA as the analyte. This larger study, which the Company anticipates will be published later this year, further encouraged the Company’s efforts to develop a commercial DNA-based sequencing approach, and led the Company to increase its investment in related instrumentation, development resources and effort, and personnel training. A combination of successful internal prototype experiments and the rapidly declining cost of per-test reagents for DNA sequencing have led the Company’s management to believe that such an approach would be commercially feasible.

Mr. Ruairi Regan

June 15, 2010

Page Five

It has been demonstrated in the publications from Dr. Lo and the Stanford group that there is sufficient ccff DNA in maternal blood (plasma) to be used in a massively parallel sequencing approach. In the late first and early second trimesters of pregnancy, ccff nucleic acid DNA can contribute between approximately 5% to 10% to the total circulating nucleic acid amount that can be extracted from maternal blood using commercially available methods. The ccff nucleic acid extracted from plasma of pregnant mothers is representative of the genome of the fetus (i.e., fetal DNA fragments from all chromosomes are present). The total amount of ccff DNA and its relative fraction in the total amount of circulating DNA in plasma has proven sufficient for Dr. Lo, the Stanford group as well as our internal research and development team to devise a massively parallel sequencing approach that has demonstrated an ability to differentiate between samples from pregnant mothers carrying a Trisomy 21 fetus and those that are euploid. The underlying concept of the method is: one randomly obtains sequences (also called reads) from many hundreds of thousands or millions of DNA fragments from a pool of maternal and fetal DNA isolated from a pregnant mother’s blood/ plasma; each of the obtained sequences (reads) is compared to a reference sequence database of the human genome and thereby the location of the obtained sequence read is identified on a chromosomal level (also called alignment); for each chromosome all aligned reads can then be binned and counted to obtain statistics as to the total number of reads per chromosome and the contribution of that chromosome to the overall total number of reads obtained; in cases of Trisomy 21, the chromosome 21 bin will have a relatively higher number of assigned reads because of the extra copy of this chromosome contributed by the affected fetus. The publications by Dr. Lo and the Stanford group explain the principle in more detail. An advantage of this method over the previous RNA-based method is that it does not solely focus on SNPs and it therefore enables broader ethnic coverage. The method also increases statistical robustness due to the immense amount of data being produced and analyzed (millions of data points per sample).

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission accordingly.

4.	We note from your risk factor disclosure that a special committee recommended remedial measures after their investigation into your research related issues. Please describe those measures, how they addressed the previous weaknesses and indicate what remains to be done in terms of implementing those measures.

Mr. Ruairi Regan

June 15, 2010

Page Six

Response:

On September 28, 2009, the Company announced that it was implementing several remedial measures recommended by the special committee of the Company’s Board of Directors (the “Board”), including new disclosure controls and procedures, changes in its organizational and reporting structure, enhanced training in ethics and scientific processes for its employees, new procedures for the conduct of research and development and clinical studies, new procedures for the storage and management of samples for testing, and the creation of a Science Committee of the Board (the “Science Committee”) to oversee its research and development strategy and activities. The remedial measures recommended by the special committee of the Board were implemented to address the specific findings of the special committee of the Board, including the Company’s prior failure to put in place adequate protocols, controls and supervision for the conduct of studies and the deficiencies in the Company’s disclosure controls and procedures. In particular, the Company implemented the following remedial measures recommended by the special committee of the Board:

Corporate Governance. The Company adopted various remedial measures that were designed to improve the Company’s organizational and reporting structure aimed at enhancing the Company’s disclosure controls and procedures and increasing oversight of the Company’s research and development activities, including the following:

•	The Board adopted a comprehensive new policy on corporate disclosure controls and procedures, and approved a Corporate Disclosure Policy and a set of Disclosure Controls and Procedures.

•

The Board adopted an Amended and Restated Disclosure Committee Charter, which provides that the Company’s Disclosure Committee (the “Disclosure Committee”) is required to review and formally approve material information before it is released to the public.

•

The Board adopted a policy that requires the Company’s management to annually assess the adequacy of the Company’s disclosure controls and procedures, with respect to each of the following: (i) the conduct of the research and development test studies, (ii) the supervision of research and development test studies, and (iii) the handling of data and results of research and development test studies.

•

The Board adopted a policy that requires each director of the Company to participate in an initial orientation program upon election to the Board and in regular continuing education programs thereafter. The Board also adopted a policy that requires each executive officer of the Company to similarly participate in such orientation program upon joining the Company, and all executive officers of the Company are expected to participate in such regular continuing education programs.

•

The Board updated the Company’s Open Door Policy. As updated, the Company’s Open Door Policy requires that all complaints, not just those relating to accounting and financial practices, be forwarded to each member of the Audit Committee of the Board (the “Audit Committee”) and requires that complaints received through the Company’s complaint hotline go to the Audit Committee and designated outside counsel only, and not to any officers or employees of the Company.

•

The Board created the Science Committee to oversee the Company’s research and development strategy and activities. Under the direction of the Science Committee, the Company evaluates existing and considers additional cross-functional training for personnel in all areas associated with research and development, covering: (i) the proper conduct of test studies, (ii) the proper and timely disclosure of any problems with test studies, and (iii) the proper handling of data and results of test studies.

Mr. Ruairi Regan

June 15, 2010

Page Seven

Structural Changes. The Company also adopted remedial measures that were designed to improve the Company’s organizational structure aimed at enhancing the Company’s protocols and controls for the conduct of studies and increasing oversight to help prevent inconsistencies and errors in its research and development activities, including the following:

•	The Company has hired a full-time biostatistician and engaged an external consultant on an “as needed” basis as a clinical biostatistician.

•	The Company has reorganized its reporting structure, reducing the number of direct reports to the Company’s Chief Executive Officer.

•

The Company has formalized the role of its Oversight Committee and appointed project leaders to oversee and manage each of the Company’s products in development. As a result, each of the Company’s potential products now has both a project leader responsible for the product’s development and also internal independent reviewers who otherwise are not associated with the product’s development team.

•

The Audit Committee has engaged Q5 Group, Inc. (formerly known as Rose Ryan, LLP) as an external consultant to assist and advise the Audit Committee in developing an Enterprise Risk Management Process to be approved by the Board. This process is on-going and Q5 Group, Inc. is continuing to provide the Audit Committee with regular reports.

Information Management. The Company also adopted various remedial measures that were designed to improve the Company’s reporting structure, enhance the Company’s training in ethics and scientific processes for its employees, and implement new procedures for the conduct of research and development and clinical studies, including the following:

•

The Board revised the charter of the Disclosure Committee. The Disclosure Committee, including its designated Disclosure Committee reporter, now has increased responsibility for testing the reliability of information to be disclosed by the Company to the public. The Disclosure Committee is required to meet periodically with the Company’s outside auditors, the Audit Committee, and the full Board to report on disclosure controls and to permit independent assessment of those controls.

•

Pursuant to the Company’s Corporate Disclosure Policy and its Disclosure Controls and Procedures, restrictions and prohibitions were placed on the sharing of unpublished scientific data with investors.

•

The Company revised its New Hire Orientation program, Employee Handbook and Code of Business Conduct and Ethics, and enhanced its training practices. The Company now has created several revised training programs concerning ethics, scientific processes, public disclosures and professional e-mail conduct.

Mr. Ruairi Regan

June 15, 2010

Page Eight

•

The Company’s Code of Business Conduct and Ethics was revised to include a specific section regarding the management, handling and disclosure of data, test results, and the conduct of clinical studies by or on behalf of the Company to ensure the effective implementation of the remedial measures imposed by the Board.

Protocol SOPs, Procedures and Samples. The Company also adopted various remedial measures that were designed to improve deficiencies in the Company’s processes and procedures for the storage and management of samples for testing, and to assist the Company in its transition to commercializing diagnostic tests, including the following:

•

The Company has introduced a number of standard operating procedures regarding study design planning and review, including clear identification of whether a study is blinded or unblinded, raw data storage at multiple locations, independent third-party review of blinded clinical data, and a redundancy review of clinical study design by the Company’s Oversight Committee and of blinded clinical data by the Science Committee, the clinical group and the Company’s biostatistician.

•

The Company revamped its policy concerning the storage of clinical samples, including requiring that samples be stored in third-party storage facilities, bar-coding samples for electronic tracking and auditing, creating formal procedures for obtaining a sample, and limiting access to the Company’s sample storage freezer.

In addition to the foregoing measures, the Company has entered into a settlement agreement approved by the U.S. District Court for the Southern District of California, which references these and various other remedial measures that the Company has agreed to undertake. The remedial measures are detailed in the Actual Notice of Pendency and Settlement of Derivative Actions, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Commission on May 24, 2010.

Item 1A. Risk Factors, page 14

5.	We note from your disclosure under “Item 3. Legal Proceedings” that you have agreed to issue a number of shares of your common stock equal to 9.95% of your outstanding common stock at the time of determination under a stipulation of settlement entered into on December 24, 2009. In your future filings, please include risk factor disclosure regarding the potential for dilution to your existing shareholders from this provision.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission accordingly. The Company would also like to direct the Staff to the Company’s Form 10-Q for the quarterly period ending March 31, 2010 which contains disclosure that addresses the potential dilution caused by future settlement arrangements.

Mr. Ruairi Regan

June 15, 2010

Page Nine

In the section of the Company’s Form 10-Q for the quarterly period ending March 31, 2010 entitled “Risk Factors,” the Company provided the following disclosure (which has been redacted to remove irrelevant disclosure inapplicable to the Staff’s comment):

•

“*We and certain of our former and current executive officers and directors have been named as defendants in litigation that could result in substantial costs, divert management’s attention and otherwise result in dilution to our stockholders [emphasis added].

We and certain of our current and former executive officers, have been sued for alleged violations of federal securities laws related to alleged false and misleading statements regarding our Trisomy 21 test under development. On May 3, 2010, the U.S. District Court for the Southern District of California entered an order approving a stipulation of settlement reached in the class action securities lawsuits related to alleged violations of federal securities laws consolidated under the caption In re Sequenom Inc. Securities Litigation. […***…]. We may be required to issue additional shares of our common stock or other securities convertible into or exchangeable for our common stock in connection with future settlements, which would result in dilution to our stockholders [emphasis added]. Even if the pending claims are not successful, the litigation could result in substantial costs and significant adverse impact on our reputation and divert management’s attention and resources, which could have a material adverse effect on our business, operating results or financial condition.”

•	“*Our stock price has been and may continue to be volatile, and your investment could suffer a decline in value.

The trading price of our common stock has been volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including but not limited to:

•	[…***…]

•	the dilution from the issuance of securities in connection with the settlement of litigation [emphasis added];

•	[…***…].”

To the extent applicable, in future filings with the Commission the Company will revise these disclosures to more specifically address the potential for dilution to the Company’s existing shareholders caused by the stipulation of settlement entered into on December 24, 2009.

Mr. Ruairi Regan

June 15, 2010

Page Ten

We may not be able to form and maintain the collaborative relationships . . . page 29

6.	We note from your risk factor that you must achieve certain milestones, particularly regarding your planned Trisomy 21 test, or risk losing your exclusive license rights from ISIS. Please generally describe the nature and timing of each milestone and your progress towards reaching those milestones to date so that your investors will understand this risk.

Response:

Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, the Company requested, and was subsequently granted by the Commission, confidential treatment preventing the public disclosure of certain provisions of the Company’s license agreement with Isis Innovation Limited (“ISIS”), as amended (the “License Agreement”), until November 3, 2014. Included in the Commission’s grant of confidential treatment were the sections of the License Agreement which contained a description of the milestones contained therein. Such grant of confidential treatment was based on the Company’s assertion that public disclosure of such information would impair the value of the License Agreement to the Company, would cause substantial harm to the competitive position of the Company as well as ISIS, and is not necessary for the protection of the Company’s investors.

Notwithstanding the forgoing, the Company acknowledges the Staff’s comments and will disclose in its future filings with the Commission the following information:

•	The Company has satisfied all milestone obligations under the License Agreement regarding the Company’s development of a Rhesus D genotyping laboratory developed test.

•	The Company has satisfied all milestone obligations under the License Agreement regarding the Company’s development of a Fetalxy sex determination laboratory developed test.

•

Provided the Company meets its expected launch date and its expected submission date for premarket approval clearance from the U.S. Food and Drug Administration for a laboratory developed test for Trisomy 21, both of which have been disclosed to the public in certain of the Company’s previous filings with the Commission including the Company’s Form 10-Q for the quarterly period ending March 31, 2010, then the Company will have satisfied all milestone obligations under the License Agreement regarding its laboratory developed test for Trisomy 21. Pursuant to the terms of the License Agreement, in the event that the Company meets its expected launch date and its expected submission date for premarket approval clearance for a laboratory developed test for Trisomy 21, the License Agreement would no longer be convertible to a non-exclusive license.

Mr. Ruairi Regan

June 15, 2010

Page Eleven

Item 9A. Controls and Procedures, page 60

7.	We note your statement that “a controls and procedures, no matter how well conceived, implemented and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http.//www.sec.gov/rules/final/338238g.htm>. This comment also applies to your Form 10-Q for the quarterly period March 31, 2010.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission to provide, if so determined by the Company’s principal executive officer and principal financial officer following an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by the applicable quarterly or annual report, that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

Item 10. Directors and Executive Officers and Corporate Governance, page 65

8.	We note that on page 6 of the proxy statement that you have incorporated by reference into your Form 10-K your disclosure regarding the specific experience, qualifications, attributes and skills of each nominee for director appears to focus largely on their prior service as officers and directors. Your disclosure does not address clearly what elements of a nominee’s experience you considered that led you to conclude that such person should serve as your director. If you selected your nominees simply because they served as officers and directors, please state that clearly in your future filings. Otherwise, provide an in depth discussion of the elements of their experience that you considered in reaching the decision to nominate them, as required by Item 401(e) of Regulation S-K.

Mr. Ruairi Regan

June 15, 2010

Page Twelve

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission to describe the qualifications of its current directors as follows:

Ernst-Günter Afting, Ph.D., M.D.

The Nominating and Corporate Governance Committee believes that Dr. Afting’s business experience, including his extensive experience as a medical researcher, his service on governmental advisory committees and other public company boards and his experience and expertise in international medical and business matters, combined with his business acumen and judgment, provide our Board with valuable scientific and operational expertise and leadership skills. Dr. Afting’s diverse experiences as a researcher and in leadership positions at European organizations and government committees allow him to provide insightful advice about our industry and guidance in our strategic planning. Dr. Afting’s extensive advisory, strategic planning, leadership and medical research expertise give him critical industry knowledge and in-depth insight into our research efforts, which led the Nominating and Corporate Governance Committee to determine that Dr. Afting should serve as one of our directors.

Kenneth F. Buechler, Ph.D.

The Nominating and Corporate Governance Committee believes Dr. Buechler’s business experience in diagnostics research and as a co-founder and executive officer of Biosite, including the successful development of a number of diagnostic products, and his service on other public company boards, combined with his business acumen and judgment, provide our Board with valuable scientific and operational expertise and leadership skills. The Nominating and Corporate Governance Committee determined that Dr. Buechler should serve as one of our directors because his experience in diagnostics research and developing diagnostic products, his leadership experience as a director of other public companies and his research, management and leadership expertise give him an understanding of our industry that allows him to provide valuable insight into our operations and strategic planning.

John A. Fazio

The Nominating and Corporate Governance Committee believes that Mr. Fazio’s knowledge and understanding of accounting and finance, his service in senior management positions at a leading public accounting firm, and his service on other public company boards combined with his business acumen and judgment provide our Board with valuable accounting, financial and operational expertise and leadership skills. Mr. Fazio’s understanding of accounting issues facing public companies, audit committee experience and service as a director of other public companies give him invaluable experience in matters of corporate governance and financial reporting, and led the Nominating and Corporate Governance Committee to conclude that Mr. Fazio should serve as one of our directors.

Mr. Ruairi Regan

June 15, 2010

Page Thirteen

Harry F. Hixson, Jr., Ph.D.

The Nominating and Corporate Governance Committee believes Dr. Hixson’s business experience, including his extensive experience as an executive officer of biopharmaceutical companies and his service on various public company boards, combined with his business acumen and judgment provide our Board with valuable scientific and operational expertise and leadership skills. The Nominating and Corporate Governance Committee determined that Dr. Hixson should serve as one of our directors because he currently serves as our Chief Executive Officer and is familiar with our daily operations. Additionally, Dr. Hixson has extensive experience with medical diagnostic product companies as well as extensive leadership experience as a director and executive officer of other public companies, giving him valuable industry knowledge, operational expertise and corporate governance experience, which the Nominating and Corporate Governance Committee determined further qualifies Dr. Hixson to serve as one of our directors.

Richard A. Lerner, M.D.

The Nominating and Corporate Governance Committee believes that Dr. Lerner’s business experience as a research scientist and executive officer, including his service as a director of other public companies, combined with his business acumen and judgment, provide our Board with valuable scientific and operational expertise and leadership skills. Dr. Lerner possesses extensive scientific expertise, as evidenced by his award-winning scientific achievements. This expertise, in addition to his operational and leadership experience as the President of Scripps Research Institute, his understanding of corporate governance and executive compensation issues and experience as a director of other public companies, led the Nominating and Corporate Governance Committee to determine that he should serve as one of our directors.

Ronald M. Lindsay, Ph.D.

The Nominating and Corporate Governance Committee believes that Dr. Lindsay’s business experience including as an executive officer and research scientist, and his service on other public company boards combined with his business acumen and judgment provide our Board with valuable scientific and operational expertise and leadership skills. The Nominating and Corporate Governance Committee determined that Dr. Lindsay should serve as one of our directors because his experience in senior management of biotechnology and pharmaceutical companies and his research expertise allow him to provide valuable insight and guidance in our research and development efforts. Because research and development is important to our performance and success, the Nominating and Corporate Governance Committee also determined that Dr. Lindsay should serve as one of our directors because he is our interim Senior Vice-President of Research and Development.

Mr. Ruairi Regan

June 15, 2010

Page Fourteen

David Pendarvis

The Nominating and Corporate Governance Committee believes that Mr. Pendarvis’ experience as an executive officer at a medical device company and as an attorney, combined with his business acumen and judgment, provide our Board with valuable operational expertise and leadership skills. The Nominating and Corporate Governance Committee determined that Mr. Pendarvis should serve as one of our directors because of his familiarity with medical device products, his experience advising public companies on various legal issues, his ability to think critically when considering important decisions, his understanding of corporate governance and his leadership experience as a senior manager of ResMed, Inc.

Item 11. Executive Compensation, page 65

9.	Based upon our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Response:

With the assistance of a third party compensation consultant and the assistance and privileged advice of outside legal counsel, the Compensation Committee of the Board (the “Compensation Committee”) reviewed the Company’s compensation policies and practices for all of the Company’s employees, including its executive officers, and determined that risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company and that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

In making this determination, the Compensation Committee reviewed its compensation programs for certain design features which have been identified by experts as having the potential to encourage excessive risk-taking, including too much focus on equity, compensation mix overly weighted toward annual incentives, unreasonable goals or thresholds, and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. The Compensation Committee determined that the Company’s current compensation program, which incorporates a mix of base pay, annual bonus and equity grants, do not encourage excessive risk taking and instead encourage behaviors that it believes support sustainable value creation. Furthermore, as described in the Company’s Compensation Discussion and Analysis incorporated by reference into the Form 10-K, the Compensation Committee determined that because compensation decisions include subjective considerations of the Board, the Compensation Committee and members of the Company’s executive management team, the Company’s current compensation program restrains the influence of formulae or objective factors on excessive risk taking.

Mr. Ruairi Regan

June 15, 2010

Page Fifteen

10.	We note your disclosure on page 38 of the proxy statement that you have incorporated by reference into your Form 10-K that you target stock option awards for your named executive officers at the 50th to 75th percentile of your peer companies. Given that you target stock option awards, please briefly discuss in your applicable future filings how each stock option award you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual stock option awards fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of stock option awards, please also provide discussion and analysis as to why.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission accordingly. In particular, if stock option awards for the Company’s named executive officers are targeted at percentiles (or percentile ranges) of its peer group companies, the Company will discuss in its applicable future filings how each stock option award provided to the named executive officers relates to the data the Company has analyzed from the peer companies and include an analysis of where actual stock option awards fell within the targeted range. In addition, the Company will provide additional discussion and analysis as to why stock option grants are awarded if any of the Company’s named executive officers are compensated at levels that are materially different from the targeted levels of stock option awards.

11.	Please explain how you determined the amount of each restricted stock unit award made to your named executive officers in December 2009, as disclosed on page 39 of your proxy statement that you have incorporated by reference into your Form 10-K. Refer to Item 402(b)(v) of Regulation S-K.

Response:

The Company’s decision to grant performance-based vesting restricted stock unit awards was based on the Compensation Committee’s determination that such awards were necessary to develop a compensation program that focused on the retention of the Company’s key scientists and other employees, and that motivated and compensated employees based on the successful market adoption of commercially viable diagnostic tests, thereby closely aligning employee and stockholder interests in the creation of long term growth and value. The Company’s grant of performance-based vesting restricted stock unit awards were in lieu of the annual equity awards that the Company would have typically granted to its executive officers and other employees in early 2010.

Mr. Ruairi Regan

June 15, 2010

Page Sixteen

In determining the number of performance-based vesting restricted stock unit awards that the Company granted to each of its named executive officers in December 2009, the Compensation Committee considered each of the following factors:

•

For Drs. Bombard and Cantor and Messrs. Maier and File, the number of performance-based vesting restricted stock unit awards granted were based on an equity award matrix that had been previously approved by the Compensation Committee and which utilized compensation data provided by the Company’s compensation consultant of the Company’s peer group companies to establish a range of equity awards to be granted to each of the Company’s employees based on the position held by each employee and their relation to the Company’s overall employment hierarchy. This equity award matrix, which had been used historically by the Company when granting stock options to its employees, was updated in consultation with the Company’s compensation consultant for use in granting restricted stock unit awards. Dr. Bombard’s grant of performance-based vesting restricted stock unit awards, which was slightly above the range contemplated by applicable compensation data and the Company’s equity award matrix, was a result of the Compensation Committee’s consideration that a large number of stock option grants previously granted to Dr. Bombard had exercise prices far above the then current market value of the Company’s common stock.

•

For Drs. Hixson and Lindsay, the number of performance-based vesting restricted stock unit awards that the Company granted was the result of negotiations that took place between the Company and Drs. Hixson and Lindsay, which were conducted in October 2009 following the appointments of Drs. Hixson and Lindsay to executive officer positions, and were intended to (i) provide Drs. Hixson and Lindsay with compensation arrangements that were similar to the Company’s existing compensation arrangements with comparable level executive officers, and (ii) effectively motivate and compensate Drs. Hixson and Lindsay based on the successful market adoption of commercially viable diagnostic tests.

Note 8 – Commitments and Contingencies, page F-24

Collaboration, Development and Licensing Agreements, page F-25

12.	We note that in exchange for modifying certain terms of your agreement with ISIS, you agreed to increase your specified minimum royalty payments. If material, please revise future filings to disclose the timing and amount of minimum royalty payments due under the agreement.

Response:

The Company respectfully advises the Staff that it has analyzed the specified minimum royalty payments (the “Royalty Payments”) payable by the Company to ISIS pursuant to the terms of the License Agreement, and that the Company has determined that the Royalty Payments are not material to the Company. Accordingly, the Company does not believe that any additional disclosure is required.

Mr. Ruairi Regan

June 15, 2010

Page Seventeen

Note 11 – Income Taxes, page_F-34

13.	We note the significance of the “credits and other” line item in your Federal statutory rate reconciliation. Please revise future filings to disclose any material components that comprise this balance. Provide us with a sample of your proposed disclosure.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission accordingly. As requested, a sample of the Company’s proposed disclosure for its reconciliation of income tax computed at the Federal statutory tax rate to the expense for income taxes is as follows:

	December 31,
	2009	2008	2007
	(In thousands)
Tax at statutory rate	$(24,805)	$(15,380)	$(7,694)
State taxes, net of federal benefit	(2,910)	(2,525)	(1,263)
Change in valuation allowance	(30,458)	29,532	(108,313)
Change in state rate	3,724	—
Federal and state NOL limitations	49,046	(14,625)	109,827
German NOL	—	—	(1,824)
UK discontinued operations	—	—	10,680
R&D credits	—	—	(2,995)
Other[1]	5,521	3,209	1,582

	$117	$211	$—

1	Consists of items that represent less than 5% of the total amounts for each period.

Mr. Ruairi Regan

June 15, 2010

Page Eighteen

Exhibits 31.1 el 31.2

14.	We note that in each of the certifications filed as exhibits 31.1 and 31.2 the language in each of the certifications referring to the report has been changed to refer to the annual report. In future filings, please ensure the form of the certification is exactly as set out in Item 601(b)(31)(i) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings with the Commission accordingly.

* * * *

Mr. Ruairi Regan

June 15, 2010

Page Nineteen

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 202-9016 or D. Bradley Peck of Cooley LLP at (858) 550-6012 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Paul V. Maier
Paul V. Maier
Chief Financial Officer

cc:	Harry F. Hixson, Jr., Chief Executive Officer

Clarke W. Neumann, Esq., Vice President and General Counsel

D. Bradley Peck, Esq., Cooley LLP

J. Patrick Loofbourrow, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP